Filed by IE PubCo Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Contango Oil & Gas Company (File No. 001-16317)

The following communication was made available by management of Contango Oil & Gas Company (“Contango”) in an email newsletter to employees of Contango on November 19, 2021.

Contango Team,

We have collectively made tremendous progress since announcing the combination of Contango and Independence Energy in June, and it is timely to provide an update on the business and our future.

You may recall what we shared in June, and many of you have been involved with the integration work with Independence since then to create this new partnership. Upon closing on December 7th, the combined business will be renamed Crescent Energy, and Contango will be a subsidiary operating company of Crescent Energy and will retain the name Contango. Contango has also completed the acquisition of conventional gas assets in the Wind River Basin of Wyoming from ConocoPhillips, with operations having changed hands on November 1, so we want to take the opportunity to welcome those of you recently joining Contango. In addition, we look forward to welcoming additional colleagues as we add Sunrise, additional Rocky Mountain CO2 Floods, and West Texas Permian assets to our growing business.

Our industry has faced many challenges in 2020 and 2021 and, thanks to your expertise, commitment, and focus, we have been able to deliver solid results this year and position Contango very well for the next phase in our history. In this message, David Rockecharlie, who will lead the combined company as CEO, and I want to share with you why we are very confident in Crescent Energy’s and Contango’s future and why we see this partnership as unique and one that will benefit our people, stakeholders, and customers. Hopefully after reading this, you will share those views.

Mission and Strategy

Following the close of the combination of Contango and Independence, Crescent Energy, including existing subsidiary operating companies, will be made up of approximately 600 employees working across multiple proven basins including Eagle Ford, Rockies, Permian and Barnett. As announced in connection with the merger, the combined company has estimated 2022 cash flow of $750-$800 million and production of 108-114 MBoe/d. The result is a set of assets and a strategy that we believe the market is seeking and will value.

Crescent Energy has a simple yet powerful mission which, along with our strategy, differentiates us. The Company has the people, assets, scale, financials, and safe and efficient operations to consistently deliver the performance we all want. While our competition for capital and talent may have some of these key elements, it is not likely any will have all these advantages:

•	Long-term alignment with a strong sponsor in KKR, low debt and a strong balance sheet

•	An appetite to be a dominant consolidator of quality assets

•	Significant and sustainable free cash flow which provides optionality to reinvest and/or grow

•	A diversified low decline portfolio in proven basins

•	An unwavering commitment to lead in EHS and ESG (“Environmental, Social and Governance”) practices

•	A disciplined approach to investing capital and managing risk

We have incorporated these advantages into what we believe is a compelling strategy that will meet our mission and ensure we consistently do what we say we will do.

How you might translate this into what it means day-to-day:

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A differentiated business model requires our continued focus on operating safely, efficiently, and smartly. This means we need to have a mindset of continuously improving how we assess and run the assets we own, the technology we use, and the risks we manage.

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A disciplined investment strategy means we want to continue to be a leading consolidator and grow by acquiring and/or investing in assets that provide free cash flow and build the business, which will be measured on the cash-on-cash returns from our investments.

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A portfolio of low-risk energy assets provides stability and predictability of cash flow for use with other opportunities. What we pursue will require broad involvement from the teams to integrate and manage in ways that improve our margins.

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Prioritizing safety and protecting the environment are, simply put, the right things to do and the way we will operate. It falls to all of us to look out for each other and ensure we do it better every day – whether it’s on the work site, in the office, while driving, or in our communities.

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We will ensure visible, aligned, and active risk management to manage the company prudently and for the long term by continually measuring key environmental, safety, operational and financial commitments relative to what and how we want to do things, and address gaps we may find.

How We Will Operate

While some changes will occur as the new company fully takes shape, Contango and the other subsidiary operating companies will continue to be empowered to run the business and identify growth opportunities. As Crescent Energy’s CEO, David has said his objective is to provide strategic direction and support, financial and risk discipline, and efficient/aligned business operations services and then get out of the way to let Contango do what we do best – run the operations in a way that maximizes cash flow and long-term value. As David and I shared in June, I will continue in the role of CEO for Contango, and the senior leadership team will manage Contango as a subsidiary operating company of Crescent Energy. Other Crescent Energy operating subsidiaries include Javelin Energy Partners, Crescent Mineral Partners, and Bridge Energy.

We will be differentiated in how we operate:

•	We need to be a company that is known for delivering on its commitments whether it be on EHS, ESG, cash flow, costs, production guidance, or other important business objectives.

•	To ensure sustainable free cash flow, we need an efficient and competitive cost structure and to be disciplined in our decision making, capital allocation, and spending.

•	We must maintain strong alignment on maximizing cash flow and delivering cash-on-cash returns on investment.

•	For the best decisions at any level, it is critical that we utilize complete, accurate and reliable data.

•	We will continuously seek out attractive acquisitions that complement our strategy, competencies, and operations.

•	Some standardization where appropriate across Crescent Energy and the subsidiary operating companies will help improve our operations and cost structures.

As you would expect, this means thoughtful change will continue as we build and grow Crescent Energy through the subsidiary operating companies. Knowing that this business is made up of people who are among the most talented in the industry with strong experience in the Basins where we operate is why confidence is high that the objectives we have set are well within reach.

What this means for you as an employee of Contango is that you will continue to be part of a different kind of Oil & Gas Company, one that is larger, growing and more diverse. The work will continue to be challenging and provide opportunities for substantial personal and professional development in a sustainable business. Across Crescent Energy and the subsidiary operating companies, we want to create an environment where the work we get to do, the colleagues we get to work with, and the recognition we see for our accomplishments combine to make it something that talented people want to be part of.

Our strategy and results are only possible if we are aligned and all of us operate in ways that create the kind of workplace and culture that allows people to operate at their best. To reinforce what that may look like day-to- day, we have adopted the following Values which describe what we stand for and expect:

In Closing

Possibly the most important message we want to convey is that Crescent Energy and Contango, as well as the other subsidiary operating companies, are completely aligned on what we want to accomplish and how we will go about doing so.

We know that change can carry uncertainty, and we are committed to being transparent and timely with information on progress being made. Please bring questions, concerns or ideas you may have to your manager, and we will do our best to provide clarity and respond to your feedback.

We both thank you for what you have accomplished to make the business what it is today and look forward to working with you to realize the potential we have collectively.

Thank you for your commitment and support and, as always, please stay focused and safe.

Wilkie & David

Additional Information and Where to Find It

This communication may be deemed to be offering or solicitation material in respect of the proposed merger between Contango and Independence Energy, LLC (“Independence” and such merger, the “Proposed Merger”). The Proposed Merger will be submitted to the shareholders of Contango for their consideration. In connection with the Proposed Merger, on November 3, 2021, Independence filed with the SEC an amendment to the registration statement on Form S-4 (SEC File No. 333-258157) that was originally filed on July 26, 2021, containing a joint proxy statement of Contango and Independence and a prospectus of Independence.

The registration statement was declared effective on November 3, 2021. Contango commenced mailing the definitive Joint Proxy Statement/Prospectus to its shareholders on November 3,2021. Contango and Independence may also file other documents with the SEC regarding the Proposed Merger. This document is not a substitute for the registration statement and Joint Proxy Statement/Prospectus or any other documents that Contango or Independence filed with the SEC or sent to shareholders of Contango in connection with the Proposed Merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND SHAREHOLDERS OF CONTANGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The registration statement and the Joint Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, may be obtained free of charge at the SEC’s website at www.sec.gov or free of charge by directing a request to the Company’s Investor Relations Department at investorrelations@contango.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Contango, Independence and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the Proposed Merger. Information regarding the Company’s directors and executive officers is available in its Joint Proxy Statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, filed with the SEC on April 30, 2021 and in its Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 10, 2021. Information regarding Independence’s directors and executive officers and other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Form S-4, the Joint Proxy Statement/Prospectus and other relevant materials relating to the Proposed Merger filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Stockholders, potential investors and other readers should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions.

Forward-Looking Statements and Cautionary Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on Contango’s current expectations. The words and phrases “should”, “could”, “may”, “will”, “believe”, “plan”, “intend”, “expect”, “potential”, “possible”, “anticipate”, “estimate”, “forecast”, “view”, “efforts”, “goal”, “aspire” and similar expressions identify forward-looking statements and express our expectations about future events. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. These include, but are not limited to, forward looking statements made under the headings “Mission and Strategy” and “How We Will Operate” regarding expected production, cash flow, consolidation strategies, and other anticipated benefits related to the Proposed Merger and acquisition of the Wind River Basin assets. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control. Consequently, actual future results could differ materially from our expectations due to a number of factors, including, but not limited to: risks related to the Proposed Merger, including the risk that the Proposed Merger will not be completed on the timeline or terms currently contemplated, the risk that Contango’s shareholders may not approve the Proposed Merger, the risk that the parties may not be able to satisfy the conditions to the Proposed Merger in a timely manner at all, the risk that the businesses and assets will not be integrated successfully, the risk that the anticipated cost savings, synergies, intrinsic value, access to capital and growth from the Proposed Merger may not be fully realized or may take longer to realize than expected, and that management attention will be diverted, the risk of potential liability resulting from any future litigation related to the Proposed Merger, and other factors which could affect Contango’s operations or financial results, including those described in Contango’s Annual Report on Form 10-K and other reports on file with the SEC.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Contango nor Independence undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as the date hereof.